EXHIBIT 2

PRESS RELEASE

PHINDER TECHNOLOGIES ANNOUNCES CHANGE IN MANAGEMENT

TORONTO, Ontario — September 7th, 2006, PHINDER TECHNOLOGIES INC (OTC BB symbol PHDTF) is pleased to announce that Mr. Kevin Donahue has been appointed to the Board of Directors. Mr. Donahue is taking the position vacated by the resignation of Mr. Michael Curtis. Phinder would like to thank Mr. Curtis for his time and services acting as an interim Director.

Mr. Donahue’s appointment is a reflection of Phinder’s increasing focus on the telecom industry.  Mr. Donahue is responsible for overall business management relating to the telecom industry.

Mr. Donahue has over 15 years of experience in telecommunication and global business development. For the past 7 years, he served as President and CEO of Convergence Now and for 6 years prior to that as President of Global Business Development for the World Wide Group, a major Affinity Group associated with the Amway Corporation.  Previously Mr. Donahue worked as an independent telecommunication consultant with such companies as Sprint, AT&T, MCI, and Arcadia Communications.

About Phinder technologies

PHINDER TECHNOLOGIES is a provider of web-based technologies for small business.
The company utilizes a highly systemic and efficient telephonic marketing strategy to reach and convert large numbers of prospective small business owners into users of entry-level e-commerce, hosting, and e-marketing solutions. A world class tech support team has designed an innovative suite of turnkey web design templates which empower small business owners to quickly establish a personalized online presence.  Management is focused on building sustained “engagements” with the small business owner, positioning the company to become a trusted technology consultant, anticipating scalable opportunities to increase the average sales to its existing customer base while ramping its acquisition of new customers cost effectively.
FRANKFURT - WKN #:  A0DQU5

In compliance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, PHDTF notes that statements contained in this announcement that are not historical facts may be forward - looking statements that are subject to a variety of risks and uncertainties.  Accordingly, PHDTF wishes to caution readers of this announcement that its future actual results may differ materially from those that any forward - looking statements may imply.  There is no assurance the above - described events will be completed.  There can be no assurance of the ability of the company to achieve sales goals, obtain contracts or financing, consummate acquisitions or achieve profitability in the future.  The above and additional factors are discussed in detail in the company’s filings with the U.S. Securities and Exchange Commission.  These may be viewed at www.sec.gov and many other Web sites without charge.

For Investor Relations contact:
David Putnam
Email: ir@phinder.com
416-815-1771 ext.227
www.phinder.com